Exhibit 4(c).7
CHANGES TO EXECUTIVE AND NON-EXECUTIVE DIRECTORS SINCE 31 MARCH 2006
Base Salaries of Executive Directors
Base salaries for Executive Directors were reviewed in June 2006 with the new salaries below being effective from 1 April 2006.

Roger Urwin		£820,000
Steve Holliday		£600,000 *
Steve Lucas		£480,000
Nick Winser		£420,000
Mike Jesanis	US	$880,000
Edward Astle		£420,000

*	Salary reviewed and effective on appointment to Deputy Group Chief Executive (1 April 2006).
Fees for Non-Executive Directors
Fees for Non-Executive Directors as at 1 April 2006 are given below. There have been no subsequent revisions, with the exception of Sir John Parker who has received a salary increase to £500,000 with effective from 1 April 2006.

Sir John Parker	£500,000

Kenneth Harvey	£35,000	Plus additional £12,500 for position of Senior Independent Director

John Allan	£35,000	Plus additional £12,500 for chairing the Remuneration Committee *

John Grant	£35,000

Paul Joskow	£35,000	Plus additional £12,500 for chairing the Finance Committee

Stephen Pettit	£35,000	Plus additional £12,500 for chairing the Risk and Responsibility Committee

George Rose	£35,000	Plus additional £15,000 for chairing the Audit Committee

Maria Richter	£35,000

*	Appointed as new chairman of the Remuneration committee on 1 Feb 2006 as John Grant stood down as chairman.
In addition, a fee of £1,500 is paid for each Board meeting that Non-Executive Directors attend in their country of resident, which is increased to £3,000 for meetings held outside of their country of residence. This fee is not paid to Sir John Parker.